UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-11488
Penford Corporation
Savings and Stock Ownership Plan

(Full title of the plan)
Penford Corporation
7094 South Revere Parkway
Centennial, Colorado 80112

(Name of issuer and address of issuer’s principal executive office)

Penford Corporation
Savings and Stock Ownership Plan
Index to Financial Statements and Supplemental Schedules
Year Ended August 31, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator, Committee, and Participants
Penford Savings and Stock Ownership Plan
Centennial, Colorado
We have audited the accompanying statements of net assets available for benefits of the Penford Savings and Stock Ownership Plan (the “Plan”) as of August 31, 2006 and 2005, and the statement of changes in net assets available for benefits for the year then ended August 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended August 31, 2006, in conformity with accounting principals generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Penford Savings and Stock Ownership Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
EHRHARDT KEEFE STEINER & HOTTMAN PC

February 20, 2007
Denver, Colorado

Penford Corporation Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	August 31,
	2006	2005

Assets
Investments, at fair value:
Common trust funds	$24,818,269	$21,576,548
Common stock	8,800,928	8,984,571
Participant loans	304,440	292,627

	33,923,637	30,853,746
Receivables:
Employer’s contribution receivable	30,552	—
Participant’s contribution receivable	64,084	—
Accrued interest and dividends	47,809	36,609

Total receivables	142,445	36,609

Total assets	34,066,082	30,890,355

Liabilities
Accrued expenses	20,510	36,357

Net assets available for benefits	$34,045,572	$30,853,998

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended August 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$3,143,888
Interest and dividends	317,095

3,460,983

Contributions:
Employer	882,877
Participants and rollover	1,883,873

2,766,750

Total additions	6,227,733

Deductions
Benefits paid to participants	2,786,928
Administrative expenses	249,231
Total deductions	3,036,159

Net increase	3,191,574

Net assets available for benefits
Beginning of year	30,853,998

End of year	$34,045,572

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penford Corporation Savings and Stock Ownership Plan as amended (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee.
General
The Plan is a defined-contribution plan available to all U.S. employees, including part-time employees, who have worked a specified period of time for Penford Corporation (the Company), excluding however, certain employees whose terms of service are covered by a collective bargaining agreement unless otherwise agreed to by the bargaining parties. Currently, all union employees are eligible to participate in the Plan. Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An amendment to the Plan was made in fiscal year 2006.
Contributions
Participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan’s fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company’s pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. At any time, but limited to once per month, participants have the opportunity to change their investment option previously elected.
The Company makes matching contributions to the Plan equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year 2006.
The Plan provides for a $1,000 contribution to new union employees (hired during the period beginning August 1, 2004, and ending July 31, 2009) subject to the most recent collective bargaining agreement. The one time contribution is 100% vested.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
1. Description of the Plan (continued)
The Plan was amended, effective April 4, 2006, to provide for employer profit sharing contributions, at the discretion of the Board of Directors, to either the ESOP component of the Plan or to the Profit Sharing Account. Previously, employer contributions were made exclusively to the ESOP portion of the Plan. The Profit Sharing account is participant-directed such that participants can choose among the various investment alternatives provided by the Plan.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan’s investments. Allocations of Plan earnings are based on each participant’s account balance.
Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.
Payment of Benefits
Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $1,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution. Benefits are recorded when paid.
Hardship Withdrawals
Participants are entitled to request a hardship withdrawal of all or a portion of the balance in their 401(k) Contribution Account, excluding any income earned on their account after November 30, 1988. Such a withdrawal must qualify as an immediate and heavy financial need as defined in the Plan, and the amount requested must not exceed the amount necessary to meet such need.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s Administrative Committee. Principal and interest are paid ratably through payroll deductions.
Diversification of ESOP Accounts
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock, under the ESOP portion of the Plan, into investments which are more diversified. Participants who are at least age 55 with at least 10 years of employment may elect to diversify a portion of their ESOP accounts. Diversification is offered to each eligible participant over a six-year period. In each of the first five Plan years of the period, a participant may diversify up to 25 percent of the value of the Company stock allocated to his or her ESOP accounts. In the sixth year and all subsequent plan years, a participant may diversify up to 50 percent of the value of the Company stock allocated to his or her ESOP accounts. Effective for Plan Years beginning on or after April 4, 2006, a participant who has reached the sixth Plan Year in the Election Period, or any subsequent Plan Year, may elect to diversify an amount up to 100% of the value of the Company stock allocated to his or her ESOP accounts.
Effective April 4, 2006, all participants may elect to diversify an amount up to 10% of the value of the Company Stock allocated to his or her ESOP accounts, each Plan quarter; however, this shall not be construed to permit a participant from diversifying an amount in excess of the limits, as provided above, during the first Plan quarter of any Plan year.
Any participant may elect to diversify any amount of PPCO Stock held in his or her ESOP accounts and such selection to diversify PPCO stock will not be included in the diversification percentage limitations discussed above.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained on the accrual basis of accounting.
Investment Valuation and Income Recognition
Assets of the Plan are invested in ten funds, including eight common trust funds and two common stock funds. The common stock funds are comprised of the Company’s common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.
Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.
Participant loans are recorded at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term could materially affect the value

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
of participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Investments
Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

	August 31,
	2006	2005
Penford Corporation common stock*	$5,656,972	$5,974,595
Penwest Pharmaceuticals Co. common stock	3,143,956	3,009,976
Frank Russell Trust Company:

Short-Term Investment Fund	5,217,685	4,242,270

Global Aggressive Balanced Fund	10,388,164	7,517,565

Tactical Asset Allocation Fund	—	3,085,119

International Fund	1,820,547	653,409

Global Equity Fund	4,670,682	4,080,345

*	Includes nonparticipant-directed investments. See Note 4 for further detail.
During the year ended August 31, 2006, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in Fair Value
of Investments

Common trust funds	$1,887,257
Common stock	1,256,631

$3,143,888

4. Nonparticipant-Directed Investments
The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts, representing assets held under the Employee Stock Ownership Plan (“ESOP”) portion of the Plan. Effective April 4, 2006, any participant may elect to diversify any amount of

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
PPCO Stock held in his or her ESOP accounts, therefore the entire balance is participant-directed. A portion of the Penford Corporation Stock Fund is subject to certain ESOP diversification rules, and therefore, may be restricted with regard to participant
4. Nonparticipant-Directed Investments (continued)
investment direction. Accordingly, we are considering the Penford Corporation Stock funds held in the ESOP portion of the Plan to be nonparticipant-directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	August 31
	2006	2005
Investments, at fair value:

Penford Corporation common stock	$1,489,358	$1,499,960

Year Ended
August 31,
2006
Changes in net assets:

Net appreciation in fair value of investments	$121,751
Interfund transfers	(25,641)
Benefits paid to participants	(106,712)

$(10,602)

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
6. Party-in-Interest
Certain Plan assets are invested in common trust funds managed by the Trustee as defined by the Plan. Assets are also invested in Company stock and former Company stock, also managed by the Trustee as defined by the Plan. Investments in the common trust funds and in Company stock qualify as transactions with a party-in-interest.

Penford Corporation Savings and Stock Ownership Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
EIN: 91—1221360 Plan Number: 003
August 31, 2006

		(c)
		Description of Investment
	(b)	Including Maturity Rate, Rate
	Identity of Issue, Borrower,	of Interest, Par, or Maturity	(d)	(e)
(a)	Lessor, or Similar Party	Value	Cost	Current Value

	Common Trust Funds

*	Frank Russell Trust Company	5,217,685 units of the Commingled Employee Benefit Funds Trust Short-Term Investment Fund	(1)	$5,217,685

*	Frank Russell Trust Company	317,002 units of the Commingled Employee Benefit Funds Trust Global Aggressive Balanced Fund	(1)	10,388,164

*	Frank Russell Trust Company	25,000 units of the Commingled Employee Benefit Funds Trust Growth Fund	(1)	820,757

*	Frank Russell Trust Company	46,981 units of the Commingled Employee Benefit Funds Trust Small Capitalization Fund	(1)	1,423,535

*	Frank Russell Trust Company	47,960 units of the Commingled Employee Benefit Funds Trust All International Fund	(1)	1,820,547

*	Frank Russell Trust Company	17,436 units of the Commingled Employee Benefit Funds Trust Domestic Diversified Fund	(1)	452,980

*	Frank Russell Trust Company	1,378 units of the Commingled Employee Benefit Funds Trust Value Fund	(1)	23,919

*	Frank Russell Trust Company	103,106 units of the Commingled Employee Benefit Funds Trust Global Equity Fund	(1)	4,670,682

				24,818,269

	Common Stock

*	Penford Corporation	361,699 common shares	$4,872,373	5,656,972

	Penwest Pharmaceuticals Co.	175,640 common shares	(1)	3,143,956

				8,800,928

*	Participant Loans	Interest rates range from 5.00% to 10.50% maturing through 2021, collateralized by participant accounts	0	304,440

				$33,923,637

*	Denotes party-in-interest to the Plan.

(1)	Cost information is omitted as investments are participant directed.

Penford Corporation Savings and Stock Ownership Plan
Schedule H, Line 4(j)—Schedule of Reportable Transactions
EIN: 91—1221360 Plan Number: 003
For the Year Ended August 31, 2006

					(h)
					Current
					Value of
(a)			(d)		Asset on	(i)
Identity of Party Involved	(b)	(c)	Selling	(g)	Transaction	Net Gain
and Description of Asset	Description of Transaction	Purchase Price	Price	Cost of Assets	Date	or (Loss)

Category (iii) — A series of transactions in excess of 5% of Plan assets.
Frank Russell Trust Company	Global Aggressive Balanced Fund	$3,721,227	$—	$3,721,227	$3,721,227	$—
Frank Russell Trust Company	Tactical Asset Allocation Fund	—	3,814,819	2,890,679	3,814,819	924,140
Frank Russell Trust Company	Penford Corporation common stock	—	1,962,812	1,713,717	1,962,812	249,095
There were no Category (i), (ii), or (iv) reportable transactions during the year ended August 31, 2006.
Columns (e) and (f) have not been presented, as this information is not applicable.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penford Corporation Savings and Stock Ownership Plan
February 27, 2007	By:	/s/ Steven O. Cordier
Steven O. Cordier
Penford Corporation Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Description
23	Consent of Independent Registered Public Accounting Firm